Exhibit 99.1

 ASAT Holdings Limited Announces Pricing of $150 Million Senior Notes Offering

    HONG KONG and PLEASANTON, Calif., Jan. 16 /PRNewswire-FirstCall/ -- ASAT Holdings Limited (Nasdaq: ASTT) announced today the pricing of its offering of $150 million aggregate principal amount of its Senior Notes through an offering within the United States to qualified institutional buyers pursuant to Rule 144A under the United States Securities Act of 1933 and to persons in offshore transactions in reliance on Regulation S under the United States Securities Act of 1933. The notes will mature on Feb. 1, 2011 and bear interest at the rate of 9 1/4% annually. The notes will be issued by New ASAT (Finance) Limited, a wholly-owned finance subsidiary of ASAT Holdings Limited, and will be guaranteed by ASAT Holdings Limited and its subsidiaries (subject to certain exceptions). The issue price of the notes is 100%, with the first interest payment date on Aug. 1, 2004.

    ASAT Holdings Limited will use the net proceeds of the issuance to redeem its outstanding 12 1/2% Senior Notes due 2006 and for general corporate purposes, additional working capital and capital expenditures, which may include costs incurred in relocating manufacturing operations to Dongguan, China and the purchase of assembly and test equipment to expand capacity.

    This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

    The securities have not been and will not be registered under the United States Securities Act of 1933 or any state securities laws, and unless so registered, may not be offered or sold in the United States (or to a U.S. person) except pursuant to an exemption from the registration requirements of the United States Securities Act of 1933 and applicable state laws. Any offering of securities in the United States (or to U.S. persons) will be made by means of an offering memorandum that may be obtained from New ASAT (Finance) Limited. The offering memorandum contains detailed information about the Company and management as well as financial statements.

    Contact Information:
     Jeff Dumas
     Sr. VP and General Counsel
     ASAT Holdings Limited
     925-398-0441
     jeff_dumas@asathk.com

     Jim Fanucchi
     Summit IR Group
     408-404-5400
     ir@asat.com